Exhibit 3.4

CERTIFICATE OF AMENDMENT OF AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION OF VITRIA TECHNOLOGY, INC.

JOMEI CHANG, PH.D. hereby certifies as follows:

ONE: The original name of this corporation is Vitria Acquisition Corporation and the date of filing of the original Certificate of Incorporation with the Delaware Secretary of State is June 21, 1999.

TWO: That she is the duly elected and acting Chief Executive Officer of Vitria Technology, Inc., a Delaware corporation.

THREE: The Board of Directors of the Corporation, acting in accordance with the provisions of Sections 141 and 242 of the General Corporation Law of the State of Delaware adopted resolutions amending the first paragraph of Article IV, Paragraph A of the Amended and Restated Certificate of Incorporation of the Corporation to read in its entirety as follows:

“A. This Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares which the corporation is authorized to issue is one hundred fifty-five million (155,000,000) shares. One hundred fifty million (150,000,000) shares shall be Common Stock, each having a par value of one-tenth of one cent ($0.001). Five million (5,000,000) shares shall be Preferred Stock, each having a par value of one-tenth of one cent ($0.001). Effective as of 5:00 p.m., Eastern time, on the date this Certificate of Amendment of Amended and Restated Certificate of Incorporation is filed with the Secretary of State of the State of Delaware, each four (4) shares of the Corporation’s Common Stock, par value $0.001 per share, issued and outstanding shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of Common Stock, par value $0.001 per share, of the Corporation. No fractional shares shall be issued and, in lieu thereof, any holder of less than one share of Common Stock entitled to receive cash for such holder’s fractional share based upon the closing sales price of the Corporation’s Common Stock as reported on The Nasdaq National Market as of the date this Certificate of Amendment is filed with the Secretary of State of the State of Delaware.”

FOUR: This Certificate of Amendment of Amended and Restated Certificate of Incorporation was submitted to the stockholders of the Corporation and was duly approved by the required vote of stockholders of the Corporation in accordance with Section 242 of the Delaware General Corporation Law. A majority of the outstanding shares of Common Stock, voting together as a single class, voted in favor of this Certificate of Amendment of Amended and Restated Certificate of Incorporation.

IN WITNESS WHEREOF, Vitria Technology, Inc. has caused this Certificate of Amendment to be signed by its Chief Executive Officer as of May 27, 2003.

VITRIA TECHNOLOGY, INC.

/s/ JoMei Chang
JoMei Chang, Ph.D.
Chief Executive Officer